As filed with the Securities and Exchange Commission on January 11, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CORPORATE CAPITAL TRUST II
(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST II
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share
(Title of Class of Securities)

21989U 104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
Chief Executive Officer
Corporate Capital Trust II
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
Tel: (215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
$2,880,754.34	$349.15

* The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

 ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $349.15
Form or Registration No.:  Schedule TO
Filing Party:  Corporate Capital Trust II
Date Filed:  November 19, 2018

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on November 19, 2018, with the Securities and Exchange Commission (the “SEC”) by Corporate Capital Trust II, an externally managed, non-diversified, closed-end management investment company that was formed as a Delaware statutory trust (the “Company”), in connection with the Company’s offer to purchase up to 315,181 shares of its issued and outstanding common shares of beneficial interest (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $9.14 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated November 19, 2018 and related Letter of Transmittal.

The Offer expired at 4:00 P.M., Eastern Time, on December 27, 2018, and a total of 351,187.611 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 315,173.321 Shares validly tendered and not withdrawn on a pro rata basis for an aggregate purchase price of approximately $2,880,684.00. Approximately 89.7% of the number of Shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019

CORPORATE CAPITAL TRUST II

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel